Data & Consulting Services

Division of Schlumberger Technology Corporation

1310 Commerce Drive

Park Ridge 1

Pittsburgh, PA  15275-1011

Tel:  412-787-5403

Fax:  412-787-2906

24 April 2008

Unbridled Energy NY LLC

2100 Georgetown Drive, Suite 301

Sewickley, PA 15143

REPORT ON RESERVES DATA

To the board of directors of Unbridled Energy NY LLC (the Company):

1.

We have evaluated certain of the Company’s reserves data as of 31 December 2007.  The reserves data are estimates of proved reserves and probable reserves and related future net revenue as of 31 December 2007, estimated using forecast prices and costs.

2.

The reserves data are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the reserves data, based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement.  An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the period ended 31 December 2007, and identifies the respective portions thereof that we have evaluated and reported on to the Company’s management.

Data & Consulting Services

Division of Schlumberger Technology Corporation

24 April 2008

Page #

			Net Present Value of Future Net Revenue, M$ (before income taxes, 10% discount rate)
Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Evaluated	Total
Charles M. Boyer II, PG, CPG	Petroleum Reserves Evaluation Report of Certain Unbridled Energy NY LLC, USA Properties in New York 31 December 2007	New York, USA	23,984.09	23,984.09

5.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.  We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.

We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.  However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

Charles M. Boyer II, PG, CPG

Pittsburgh, Pennsylvania, USA

24 April 2008